March 29, 2016

VIA EDGAR
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Ms. Anne Nguyen Parker, Assistant Director – Office of Transportation and Leisure
Mr. John Stickel

Re:	Knight Transportation, Inc. (the “Company”)
Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy” or “filing”)
Filed March 17, 2016
File No. 001-32396

Dear Ms. Nguyen Parker and Mr. Stickel:

This letter responds to your letter dated March 28, 2016, in which you set forth comments of the United States Securities and Exchange Commission (the “Commission”), Division of Corporation Finance’s staff relating to the Preliminary Proxy.  For ease of reference, we have reproduced the staff’s comments in their entirety.

Proposal No. 5 – Management’s Proxy Access Proposal, page 44

SEC Comment No. 1:

In discussing the Board’s determination that proxy access should require a nominating shareholder to own a minimum of 3% of the outstanding shares, please remove your statement that the SEC has accepted this limitation.

Response:

In its Definitive Proxy Statement on Schedule 14A, the Company will strike the language “and the SEC” so that the sentence reads as follows:

“Nearly all other public companies have accepted this limitation.”

Closing

In connection with the responses contained in this letter, the Company acknowledges that:

20002 North 19th Avenue ●   Phoenix, AZ ●   85027

Division of Corporation Finance
U.S. Securities & Exchange Commission
March 29, 2016

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions about any of our responses or require any additional information, please contact me at (602) 352-5051 or by fax at (602) 606-6149, or Heidi Hornung-Scherr or Chris Kortum at Scudder Law Firm, P.C., L.L.O. at (402) 435-3223.

Sincerely,

/s/ Adam W. Miller
Adam W. Miller
Chief Financial Officer

c:     Ms. Heidi Hornung-Scherr
Mr. Chris Kortum